Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep to Host Eftilagimod Alpha Clinical Development Update Global Webcast

SYDNEY, AUSTRALIA – March 27, 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, announces it will provide an update on the ongoing TACTI-mel Phase I clinical trial and the clinical development of eftilagimod alpha (“efti” or “IMP321”) in a global webcast, including a Q&A session.

The more mature data from the TACTI-mel Phase I clinical trial of eftilagimod alpha was presented at the World Immunotherapy Congress 2019 in San Diego USA on March 5, 2019, by Dr. Frédéric Triebel, Immutep’s Chief Scientific Officer and Chief Medical Officer, and will be discussed and further elaborated on in the webcast.

Dr Frédéric Triebel, Marc Voigt, Chief Executive Officer, and Christian Mueller, Director of Clinical Development and Regulatory Affairs will also provide an update on the clinical development program for efti in other clinical studies.

Eftilagimod alpha is a first-in-class major histocompatibility complex class II (“MHC II”) agonist and antigen presenting cell (“APC”) activator. Efti is a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti, unlike blocking antibodies, is unique as it uses LAG-3 itself as a tool to activate the immune system via MHC II molecules.

The TACTI-mel Phase I clinical trial is a multi-center, open-label Australian clinical trial evaluating the combination of efti with pembrolizumab (KEYTRUDA®) for unresectable or metastatic melanoma.

Investor Webcast Details

The webcast will be hosted by Dr. Frederic Triebel, Marc Voigt and Christian Mueller.

Date & Time:	Wednesday, April 3, 2019, 7:45am Australian Eastern Standard Time Tuesday, April 2, 2019, 4:45pm US Eastern Daylight Time

Register:	Interested investors can register via a link to the webcast on the Company’s website at Eftilagimod Alpha Clinical Development Update Webcast or via the following link. https://fnn.webex.com/fnn/onstage/g.php?MTID=e94df697865171ec3d04084859139fb75

Questions:	Investors are invited to submit questions in advance via immutep@citadelmagnus.com.

A replay of the webcast will also be available at www.immutep.com from the day after the event.

About the TACTI-mel clinical trial

The ongoing TACTI-mel (Two ACTive Immunotherapies in melanoma) Phase I clinical trial is a multi-center, open-label, dosing escalating (1, 6 or 30 mg of eftilagimod alpha or “efti”) study evaluating the combination of efti with pembrolizumab for 6 months, starting at treatment cycle 5 in unresectable or metastatic melanoma patients that have had either a suboptimal response or had disease progression with pembrolizumab monotherapy (clinicaltrials.gov identifier NCT 02676869). The initial study consists of three cohorts of six patients.

In February 2018, Immutep expanded the TACTI-mel study by an additional cohort of 6 patients at 30 mg of efti in combination with pembrolizumab starting at cycle 1 and with a treatment duration of 12 months.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com